Exhibit 99.1

Cheetah Mobile Announces First Quarter 2024 Unaudited Consolidated Financial Results

BEIJING, June 7, 2024 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a China-based IT company, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2024.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, remarked, “Cheetah Mobile is transforming from a consumer-facing company to an enterprise-facing company. Our acquisition of Beijing OrionStar Technology Co., Ltd. (“Beijing OrionStar”) was an important step in our transformation, bringing us an experienced 2B sales team, strong connections with business customers, and comprehensive large language model (LLM) capabilities. We are strategically focused on developing customized LLM-based apps for enterprises and using these apps to further enhance our enterprise-facing service robots. Our robust AI capabilities and proven success in product development position us well to commercialize the once-in-a-generation opportunity presented by LLMs.”

Mr. Thomas Ren, Cheetah Mobile’s Chief Financial Officer, commented, “We are pleased with our financial performance for the first quarter of 2024, which was largely driven by the successful integration of Beijing OrionStar and robust growth in the AI and others segment. Total revenues increased by 11.6% year over year, reaching RMB190.3 million, with a 62.1% increase in the AI and others segment. Our strategic investments in LLMs and enhancements in operational efficiencies position us well for continued revenue growth and improved margins in the coming quarters.”

First Quarter 2024 Consolidated Financial Results

Total revenues increased by 11.6% year over year and 13.7% quarter over quarter to RMB190.3 million (US$26.4 million) in the first quarter of 2024.

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Revenues from the Company’s internet business decreased by 9.4% year over year but increased by 1.2% quarter-over-quarter to RMB109.0 million (US$15.1 million) in the first quarter of 2024. The year-over-year decrease was mainly due to the Company’s proactive approach to shifting its focus from the internet business to enterprise-facing large language-related business. As a result, the Company continued to review its consumer-facing product portfolio and removed products and product features that did not address user’s pain points in the quarter. In the first quarter of 2024, revenues generated from the internet business accounted for 57.3% of total revenues, compared to 70.6% in the same period last year and 64.4% in the previous quarter.

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Revenues from AI and others increased by 62.1% year over year and 36.3% quarter over quarter to RMB81.3 million (US$11.3 million) in the first quarter of 2024. The growth was primarily driven by an increase in the delivery of the Company’s service robots, following the acquisition of a controlling stake in Beijing OrionStar. In the first quarter of 2024, revenues generated from AI and others accounted for 42.7% of total revenues, compared to 29.4% in the same period last year and 35.6% in the previous quarter.

Cost of revenues increased by 37.0% year over year and 12.8% quarter over quarter to RMB77.0 million (US$10.7 million) in the first quarter of 2024. The increases were primarily attributable to the rise in the hardware-related costs for the Company’s service robots. Non-GAAP cost of revenues increased by 37.1% year over year and 12.7% quarter over quarter to RMB76.9 million (US$10.6 million) in the first quarter of 2024.

Total operating expenses increased by 23.9% year over year and 21.2% quarter over quarter to RMB193.9 million (US$26.9 million) in the first quarter of 2024. The increases primarily resulted from the acquisition of a controlling stake in Beijing OrionStar. Total non-GAAP operating expenses increased by 15.3% year over year and 21.3% quarter over quarter to RMB179.8 million (US$24.9 million) in the first quarter of 2024.

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Research and development expenses increased by 26.2% year over year and 44.8% quarter over quarter to RMB57.3 million (US$7.9 million) in the first quarter of 2024, primarily due to higher personnel-related expenses as the Company expanded its R&D team following the acquisition of a controlling stake in Beijing OrionStar. Non-GAAP research and development expenses increased by 11.8% year over year and 41.7% quarter over quarter to RMB50.9 million (US$7.0 million) in the first quarter of 2024.

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Selling and marketing expenses decreased by 0.5% year over year but increased by 19.7% quarter over quarter to RMB67.9 million (US$9.4 million) in the first quarter of 2024. The quarter-over-quarter increase was primarily due to 1) increased marketing and promotion expenses related to our user acquisition for certain products of our internet business; and 2) increased personnel-related expenses as the Company increased its sales personnel following the acquisition of a controlling stake in Beijing OrionStar. Non-GAAP selling and marketing expenses decreased by 0.8% year over year but increased by 19.8% to RMB67.5 million (US$9.4 million) in the first quarter of 2024.

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General and administrative expenses increased by 56.7% year over year and 8.9% quarter over quarter to RMB69.1 million (US$9.6 million) in the first quarter of 2024, primarily due to 1) increased personnel-related expenses as the Company increased the number of its G&A personnel following the acquisition of a controlling stake in Beijing OrionStar, 2) increased share-based compensation expenses for our key employees. Non-GAAP general and administrative expenses increased by 42.1% year over year and 11.0% quarter over quarter to RMB61.9 million (US$8.6 million) in the first quarter of 2024.

Operating loss was RMB80.6 million (US$11.2 million) in the first quarter of 2024, compared to RMB42.3 million in the same period last year and RMB60.9 million in the previous quarter. Non-GAAP operating loss was RMB66.4 million (US$9.2 million) in the first quarter of 2024, compared to RMB41.5 million in the same period last year and RMB49.1 million in the previous quarter. The Company widened its operating loss in the quarter because of: 1) its increased personnel-related expenses, and 2) hardware-related costs, which in turn resulted from the acquisition of a controlling stake in Beijing OrionStar.

Share-based compensation expenses were RMB7.6 million (US$1.1 million) in the first quarter of 2024, compared to RMB0.8 million in the same period last year and RMB7.4 million in the previous quarter.

By segment, operating margin excluding share-based compensation expense for internet business was 7.9% in the first quarter of 2024, which improved from 3.1% in the same period last year, but slightly decreased from 8.8% in the previous quarter.

Other expenses, net were RMB7.6 million (US$1.1 million) in the first quarter of 2024, primarily due to loss from the disposal of its subsidiary outside of China.

Net loss attributable to Cheetah Mobile shareholders was RMB80.0 million (US$11.1 million) in the first quarter of 2024, compared to RMB18.6 million in the same period last year and RMB301.2 million in the previous quarter. Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB65.8 million (US$9.1 million) in the first quarter of 2024, compared to RMB17.8 million in the same period last year and RMB289.4 million in the previous quarter.

Diluted loss per ADS was RMB2.8 (US$0.4) in the first quarter of 2024, compared to RMB0.6 in the same period last year and RMB 10.3 in the previous quarter. Non-GAAP diluted loss per ADS was RMB2.3 (US$0.3) in the first quarter of 2024, compared to RMB0.6 in the same period last year and RMB9.9 in the previous quarter.

Balance Sheet

As of March 31, 2024, the Company had cash and cash equivalents and short-term investments of RMB1,793.2 million (US$248.4 million).

Conference Call Information

The Company will hold a conference call on June 7th, 2024, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

Main Line:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: 4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 8764416

English Translation:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: 4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 0625357

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.2203 to US$1.00, the exchange rate in effect as of March 29, 2024, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has attracted hundreds of millions of users through an array of internet products and services on PCs and mobile devices. At the same time, it actively engages in the independent research and development of its AI technologies, including LLM technologies. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, multi-cloud management platform to companies globally, as well as service robots to international clients. Cheetah Mobile is also committed to leveraging its cutting-edge AI technologies, including LLM technologies, to empower its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains non-GAAP financial measures, including but not limited to:

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Non-GAAP cost of revenues excludes share-based compensation expenses;

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Non-GAAP gross profit excludes share-based compensation expenses;

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Non-GAAP gross margin excludes share-based compensation expenses;

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Total non-GAAP operating expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

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Non-GAAP research and development expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

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Non-GAAP selling and marketing expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

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Non-GAAP general and administrative expenses exclude share-based compensation expenses;

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Non-GAAP operating profit/loss excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

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Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

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Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

and

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Non-GAAP adjusted EBITDA represents net income/loss attributable to Cheetah Mobile shareholders excluding share-based compensation, amortization of intangible assets resulting from business acquisitions, interest income, depreciation and amortization, net income attributable to noncontrolling interests, other income, net and income tax expenses.

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and Non-GAAP Results”.

Investor Relations Contact

Helen Jing Zhu

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2023	March 31, 2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,020,191	1,792,907	248,315
Short-term investments	1,023	328	45
Accounts receivable, net	401,064	438,596	60,745
Prepayments and other current assets, net	973,127	1,231,793	170,601
Due from related parties, net	71,505	77,408	10,721
Total current assets	3,466,910	3,541,032	490,427

Non-current assets:
Property and equipment, net	53,884	49,531	6,860
Operating lease right-of-use assets	30,451	27,636	3,828
Intangible assets, net	218,559	211,376	29,275
Goodwill	576,989	576,989	79,912
Long-term investments	937,460	933,011	129,221
Deferred tax assets	188,503	189,775	26,284
Other non-current assets	160,428	89,950	12,458
Total non-current assets	2,166,274	2,078,268	287,838

Total assets	5,633,184	5,619,300	778,265

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank loans	5,000	5,000	692
Accounts payable	170,185	172,150	23,842
Accrued expenses and other current liabilities	2,437,210	2,400,597	332,479
Due to related parties	84,147	84,508	11,704
Income tax payable	31,603	34,417	4,767
Total current liabilities	2,728,145	2,696,672	373,484

Non-current liabilities:
Deferred tax liabilities	54,540	53,281	7,379
Other non-current liabilities	189,943	180,297	24,971
Total non-current liabilities	244,483	233,578	32,350

Total liabilities	2,972,628	2,930,250	405,834

Mezzanine equity:
Redeemable noncontrolling interests	105,978	183,690	25,441

Shareholders’ equity:
Ordinary shares	244	244	34
Additional paid-in capital	2,711,875	2,716,181	376,187
Accumulated deficit	(613,102)	(693,137)	(95,998)
Accumulated other comprehensive income	356,854	380,940	52,760
Total Cheetah Mobile shareholders’ equity	2,455,871	2,404,228	332,983
Noncontrolling interests	98,707	101,132	14,007

Total equity	2,554,578	2,505,360	346,990

Total liabilities, mezzanine equity and equity	5,633,184	5,619,300	778,265

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	USD
Revenues	170,434	167,314	190,288	26,354
Internet business	120,309	107,711	109,020	15,099
AI and others	50,125	59,603	81,268	11,255
Cost of revenues (a)	(56,163)	(68,243)	(76,952)	(10,658)
Gross profit	114,271	99,071	113,336	15,696

Operating income and expenses:
Research and development (a)	(45,428)	(39,583)	(57,331)	(7,940)
Selling and marketing (a)	(68,266)	(56,746)	(67,940)	(9,410)
General and administrative (a)	(44,126)	(63,502)	(69,145)	(9,576)
Other operating income/(expense), net	1,271	(185)	508	70
Total operating income and expenses	(156,549)	(160,016)	(193,908)	(26,856)

Operating loss	(42,278)	(60,945)	(80,572)	(11,160)
Other income/(expenses):
Interest income, net	12,342	15,829	15,316	2,121
Foreign exchange gains/ (losses)	14,463	17,407	(3,277)	(454)
Other expense, net	(1,801)	(321,244)	(7,595)	(1,052)

Loss before taxes	(17,274)	(348,953)	(76,128)	(10,545)
Income tax (expenses)/ benefits	(178)	47,760	(198)	(27)
Net loss	(17,452)	(301,193)	(76,326)	(10,572)
Less: net income attributable to noncontrolling interests	1,147	18	3,709	514
Net loss attributable to Cheetah Mobile shareholders	(18,599)	(301,211)	(80,035)	(11,086)

Net loss per share
Basic	(0.0126)	(0.2056)	(0.0549)	(0.0076)
Diluted	(0.0129)	(0.2056)	(0.0550)	(0.0076)

Net loss per ADS
Basic	(0.6300)	(10.2800)	(2.7450)	(0.3800)
Diluted	(0.6450)	(10.2800)	(2.7500)	(0.3800)

Weighted average number of shares outstanding
Basic	1,449,518,133	1,493,550,095	1,494,213,830	1,494,213,830
Diluted	1,449,518,133	1,493,550,095	1,494,213,830	1,494,213,830
Weighted average number of ADSs outstanding
Basic	28,990,363	29,871,002	29,884,277	29,884,277
Diluted	28,990,363	29,871,002	29,884,277	29,884,277

Other comprehensive (loss)/income , net of tax of nil
Foreign currency translation adjustments	(40,018)	(29,112)	21,031	2,913
Unrealized gains on available-for-sale securities, net	-	-	1,772	245
Other comprehensive (loss)/ income	(40,018)	(29,112)	22,803	3,158
Total comprehensive loss	(57,470)	(330,305)	(53,523)	(7,414)
Less: Total comprehensive income attributable to noncontrolling interests	913	687	2,426	336
Total comprehensive loss attributable to Cheetah Mobile shareholders	(58,383)	(330,992)	(55,949)	(7,750)

	For The Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024	March 31, 2024
(a) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	119	70	92	13
Research and development	(88)	(426)	292	40
Selling and marketing	196	72	(44)	(6)
General and administrative	552	7,714	7,245	1,003
Total	779	7,430	7,585	1,050

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Three Months Ended March 31, 2024
	GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	USD
Revenues	190,288	-	-	190,288	26,354
Cost of revenues	(76,952)	92	-	(76,860)	(10,645)
Gross profit	113,336	92	-	113,428	15,709

Research and development	(57,331)	292	6,156	(50,883)	(7,047)
Selling and marketing	(67,940)	(44)	469	(67,515)	(9,351)
General and administrative	(69,145)	7,245	-	(61,900)	(8,573)
Other operating income, net	508	-	-	508	70
Total operating income and expenses	(193,908)	7,493	6,625	(179,790)	(24,901)

Operating loss	(80,572)	7,585	6,625	(66,362)	(9,192)
Net loss attributable to Cheetah Mobile shareholders	(80,035)	7,585	6,625	(65,825)	(9,118)

Diluted losses per ordinary share (RMB)	(0.0550)	0.0052	0.0043	(0.0455)
Diluted losses per ADS (RMB)	(2.7500)	0.2600	0.2150	(2.2750)
Diluted losses per ADS (USD)	(0.3800)	0.0360	0.0289	(0.3151)

	For The Three Months Ended December 31, 2023
	GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB
Revenues	167,314	-	-	167,314
Cost of revenues	(68,243)	70	-	(68,173)
Gross profit	99,071	70	-	99,141

Research and development	(39,583)	(426)	4,104	(35,905)
Selling and marketing	(56,746)	72	313	(56,361)
General and administrative	(63,502)	7,714	-	(55,788)
Other operating expense, net	(185)	-	-	(185)
Total operating income and expenses	(160,016)	7,360	4,417	(148,239)

Operating loss	(60,945)	7,430	4,417	(49,098)
Net loss attributable to Cheetah Mobile shareholders	(301,211)	7,430	4,417	(289,364)

Diluted losses per ordinary share (RMB)	(0.2056)	0.0051	0.0029	(0.1976)
Diluted losses per ADS (RMB)	(10.2800)	0.2550	0.1450	(9.8800)

	For The Three Months Ended March 31, 2023
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result
	RMB	RMB	RMB
Revenues	170,434	-	170,434
Cost of revenues	(56,163)	119	(56,044)
Gross profit	114,271	119	114,390

Research and development	(45,428)	(88)	(45,516)
Selling and marketing	(68,266)	196	(68,070)
General and administrative	(44,126)	552	(43,574)
Other operating income, net	1,271	-	1,271
Total operating income and expenses	(156,549)	660	(155,889)

Operating loss	(42,278)	779	(41,499)
Net loss attributable to Cheetah Mobile shareholders	(18,599)	779	(17,820)

Diluted losses per ordinary share (RMB)	(0.0129)	0.0006	(0.0123)
Diluted losses per ADS (RMB)	(0.6450)	0.0300	(0.6150)

* This represents amortization of intangible assets resulting from business acquisitions.

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Three Months Ended March 31, 2024
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	USD
Revenue	109,020	81,268	-	190,288	26,354
Operating profit/(loss)	8,662	(81,649)	(7,585)	(80,572)	(11,160)
Operating margin	7.9%	(100.5)%	-	(42.3)%	(42.3)%

	For The Three Months Ended December 31, 2023
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenue	107,711	59,603	-	167,314
Operating profit/(loss)	9,489	(63,004)	(7,430)	(60,945)
Operating margin	8.8%	(105.7)%	-	(36.4)%

	For The Three Months Ended March 31, 2023
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenue	120,309	50,125	-	170,434
Operating profit/(loss)	3,755	(45,254)	(779)	(42,278)
Operating margin	3.1%	(90.3)%	-	(24.8)%

*Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	USD
Net loss attributable to Cheetah Mobile shareholders	(18,599)	(301,211)	(80,035)	(11,086)
Add:
Income tax expenses/ (benefits)	178	(47,760)	198	27
Interest income, net	(12,342)	(15,829)	(15,316)	(2,121)
Depreciation and other amortization(1)	8,833	11,275	12,312	1,705
Net income attributable to noncontrolling interests	1,147	18	3,709	514
Other (income)/ expense, net	(12,662)	303,837	10,872	1,506
Share-based compensation	779	7,430	7,585	1,050
Amortization of intangible assets(2)	-	4,417	6,625	918
Adjusted EBITDA	(32,666)	(37,823)	(54,050)	(7,487)

(1) This represents depreciation and other amortization exclude amortization of intangible assets resulting from business acquisitions.

(2) This represents amortization of intangible assets resulting from business acquisitions.